EXHIBIT 99.1

[Chalco logo]     Aluminum Corporation of China Limited



For Immediate Release                                             April 14, 2003

                      Aluminum Corporation of China Limited
                          Announces 2002 Annual Results


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o    Consolidated turnover and other revenues amounted to RMB17.32 billion, an increase of 4.3% over year 2001.

o The production capacity was further enhanced, the production volume of alumina and primary aluminum increased by 15.1% and 5.6% respectively.

o Consolidated net profit was RMB1,402 million, consolidated earnings per share was RMB0.13

o The board of directors of the Company proposed to declare a final dividend of RMB0.045 per share for year 2002, the proposal will be submitted to the Annual General Meeting for approval.

o An acquisition letter of intent was signed in Henan Province for the acquisition of production facilities with an annual output of 190,000 tonnes of aluminum.

o Benefited from the government's preferential tax policy for developing the western region of China, the income tax rates for the Guizhou Plant, Qinghai Plant and Pingguo Plant decreased from 33% to 15%.
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The board of directors of Aluminum Corporation of China Limited ( the "Company";
SEHK: 2600) is pleased to announce the annual results of the Company together with its subsidiaries (the "Group") for the year ended December 31, 2002 ("Year 2002"). The consolidated turnover and other revenues amounted to RMB17.32 billion, representing an increase of 4.3% over that of the year ended December 31, 2001 ("Year 2001") (Year 2001 pro forma: RMB16.6 billion). The consolidated net profit was RMB1,402 million, representing a decrease of 11.7% over that of Year 2001 (Year 2001 pro forma: RMB1,588 million). Consolidated earnings per share was RMB0.13.

The board of directors of the Company proposed to declare final dividends totaling RMB472,496,000 or a final dividend of RMB0.045 per share for 2002, to be shared among holders of domestic shares and H shares. The proposal to declare and pay this final dividend will be submitted at the annual general meeting to be held on June 12, 2003 for approval.

Commenting on the results for Year 2002, Mr. Guo Shengkun, Chairman, President and Chief Executive Officer of the Company, said, "Year 2002 was a challenging year for aluminum producers worldwide. Domestic prices for alumina and primary aluminum dropped 12.9% and 5.7% respectively over that of Year 2001. As the largest producer in China's aluminum industry, and confronted with intensifying market competition and pressure of low aluminum prices in Year 2002, the Company, by endeavoring to ensure stable production and operations as well as development through expansion of its capacity and maximization of the use of resources, together with corporate and management restructuring, was able to meet all of its expected targets and achieved satisfactory results."


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[Chalco logo]     Aluminum Corporation of China Limited



In Year 2002, owing to increased aluminum production capacity combined with abundant supply of alumina, the market prices of international and domestic aluminum remained low in the business cycle of the industry. This has adversely affected the profit levels of the Company. Under these unfavorable market conditions, the Company has implemented a series of measures to enhance efficiency and reduce costs, and was able to successfully lower unit costs and operating fees to compensate for the fall in prices.

In Year 2002, the production volume of alumina and primary aluminum, the Company's two principal products was 5,410,000 tonnes and 750,000 tonnes, respectively, representing an increase of 15.1% and 5.6%, respectively. The production to sales ratio of both product lines exceeded 100%, but the Company achieved cost reduction plans for the year. The Company's capital structure was maintained at an optimal level, and the return on capital was higher than some of the world's largest aluminum producers.

The Company is continuing its efforts to consolidate management disciplines in Year 2002 and has improved its operational efficiencies and has further reduced costs. In terms of operations, the Company consolidated its sales network, standardized its prices, centralized its procurement and controlled the quantity and costs of purchases. As a result, the Company reduced its inventories by RMB540 million. Regarding finance and investment, a team was set up to deal with overdue accounts receivable, and as a result, long outstanding accounts receivable amounting to approximately RMB97 million had been recovered. The Company entered into a strategic cooperation with the Bank of China, Industrial and Commercial Bank of China and Everbright Bank of China and obtained a credit line of RMB18 billion, which further secured the supply of funds to the Company and reduced financial costs by approximately RMB58.8 million.

In Year 2002, the Company adjusted its development strategies on a timely basis in response to the changes in supply and demand of domestic aluminum market - giving priority to the development of its alumina business, and developing primary aluminum on a selective basis, in order to strengthen the Company's competitiveness.

Fully capitalizing on the market opportunities occasioned by rapid growth of domestic primary aluminum production and consumption, and leveraging the Company's unique competitive advantages in terms of resources, technology and extensive market access, the Company has increased and expedited its investment in alumina which includes:

o progress in the construction of the Pingguo Alumina Phase II Project is expected to be six months ahead of schedule;

o the construction of the 300,000 tonnes "ore-dressing Bayer process" project in Zhongzhou as well as the Shanxi 800,000 tonnes alumina Phase III project are expected to commence ahead of schedule; and

o the cooperation agreement for a joint venture to develop the bauxite deposit discovered in the western part of Guangxi Province was signed, a feasibility study has been launched, and if feasible, a joint venture for an alumina plant with an annual output of 800,000 tonnes will be established.


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[Chalco logo]     Aluminum Corporation of China Limited



In line with changes in the market, the Company duly adjusted its primary aluminum development strategy by expanding the primary aluminum capacity on a selective basis using a variety of methods as well as by lowering costs so as to fortify the Company's leading position the PRC's aluminum industry:

o the Company signed a joint venture contract with Shanxi Zhangze Power Co., Ltd. for the establishment of an aluminum-power joint venture company with an annual output of 280,000 tonnes;

o a smelter with an annual output of 500,000 tonnes, the Phase I construction scale of which has an annual output of 250,000 tonnes, was proposed to be established in Yichang City of Hubei Province, and a letter of intent for a preferential direct power supply was signed with Three Gorges Power; and

o an acquisition letter of intent has been signed in Henan Province for the acquisition of production facilities with an annual output of 190,000 tonnes of primary aluminum.

The Company also benefited from the government's preferential tax policy for developing the western region of China in 2002. The income tax rate applicable to the Company's Guizhou Plant, Qinghai Plant and Pingguo Plant decreased from 33% to 15%.

Speaking of the prospects of businesses in 2003, Mr. Guo Shengkun said, "The PRC is the world's second largest and the fastest growing market for alumina and primary aluminum. The sustained, rapid and stable development of the PRC's economy will fuel further growth of the PRC's aluminum industry. The implementation of strategies for the development of the western region of China and the 2008 Olympics Games will significantly stimulate the consumption of aluminum. Facing unprecedented opportunities and challenges in 2003, the Company will grasp market opportunities by accelerating its development, continuously reducing costs and strengthening management standards. Thus the Company's operating performance will be improved, and a sustained, rapid and coordinated growth in business will be enforced in order to attain sales objectives for the year and to enhance the Company's profitability."



                                   - The End -





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[Chalco logo]     Aluminum Corporation of China Limited



The financial information set out on the next page does not constitute the Company's statutory financial statements for the years ended 31 December, 2001 or 2002, but is derived from those financial statements. Statutory financial statements for the year ended 31 December, 2002, which contain an unqualified auditors report, will be delivered to the Registrar of Companies in Hong Kong, and delivered to shareholders as well as made available on the Company's website, http://www.chalco.com.cn.

Forward-looking statements:
Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC"), and in the Company's other filings with the SEC.

Background information:
Aluminum Corporation of China Limited is the sole producer of alumina and the largest producer of primary aluminum in China, with its production volume of alumina in 2002 ranking second in the world. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The Company was established as a joint stock limited company incorporated in the People's Republic of China on September 10, 2001. The Company successfully offered its American Depository Shares ("ADSs") and H shares in New York and Hong Kong, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively.


Issued by:    Secretary to the Board of Directors,
              Aluminum Corporation of China Limited


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[Chalco logo]     Aluminum Corporation of China Limited



Consolidated profit and loss account
(prepared in accordance with accounting principles generally accepted in Hong
Kong)


                                                                      Pro forma
                                             Consolidated              combined
                                               year ended            year ended
                                        December 31, 2002     December 31, 2001
                                                  RMB'000               RMB'000

Turnover                                       16,792,766            15,987,913
Cost of goods sold                             13,358,361            11,646,250
                                               ----------            ----------
Gross profit                                    3,434,405             4,341,663
Other revenues                                    522,875               621,570
Operating profit                                2,122,688             2,958,145
Profit before income taxes                      1,631,820             2,408,610
Income taxes                                      183,393               756,820
                                               ----------            ----------
Profit after income taxes                       1,448,427             1,651,790
Minority interests                                 46,822                63,713
                                               ----------            ----------
Profit for the year/period                      1,401,605             1,588,077
                                               ==========            ==========
Profit distribution to owner                          N/A                 4,722
Dividend                                          472,496               178,498
                                               ==========            ==========
Basic earnings per share                          RMB0.13                   N/A
                                               ==========            ==========





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